35 Vantage Point Drive • Rochester, N.Y. 14624 • Ph: 800-828-1470 • Fax 800-395-0543 • www.transcat.com

March 7, 2007
U.S. Securities and Exchange Commission
Attention: Kate Tillan, Assistant Chief Accountant
Division of Corporation Finance
Washington, DC 20549

RE:	Transcat, Inc. Form 10-K for the Fiscal Year Ended March 25, 2006 Forms 10-Q for the Quarter Ended June 24, 2006, September 23, 2006 and December 26, 2006 File No. 000-03905
Dear Ms. Tillan:
This letter responds to the comments in your letter dated February 21, 2007 relating to our annual report on Form 10-K for the fiscal year ended March 25, 2006 and our quarterly reports on Form 10-Q for the quarterly periods ended June 24, 2006, September 23, 2006 and December 26, 2006. The numbered paragraphs and headings below correspond to the numbered paragraphs and headings in your letter dated February 21, 2007.
Form 10-K for the Fiscal Year Ended March 25, 2006
Item 8. Financial Statements and Supplementary Data, page 37
     Consolidated Statement of Cash Flows, page 42
1.	We note that you presented a $153,000 non-cash financing activity related to the issuance of common stock. We note similar transactions disclosed in your September 23, 2006 Form 10-Q. Please tell us and revise future filings to disclose the material terms of these transactions. Discuss how you are accounting for these transactions, including reference to any accounting literature on which you based your accounting.
The transactions you refer to related primarily to the issuance of restricted stock and common shares to the Company’s officers and its board of directors for no cash consideration. For the fiscal year ended March 25, 2006, the $153,000 related to common stock with a fair value of $65,000 issued to members of the Company’s board of directors and restricted stock with a fair value of $88,000 issued to various officers of the Company. During the nine months ended September 23, 2006, the $109,000 related to restricted stock with a fair value of $109,000 issued to members of the Company’s board of directors and various officers of the Company. The restricted shares vest over a 12 month period with approximately half of the shares being fully vested upon issuance and the remaining shares vesting 12 months from the date of issuance. The Company accounts for the issuance of its share based payment transactions in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) since the Company’s adoption of the standard on March 26, 2006. Prior to March 26, 2006, these transactions were accounted for in accordance with APB Opinion No. 25. The issuances of restricted stock were disclosed in the respective consolidated statements of shareholders’ equity.
In future filings, we will be sure to provide the material terms of any future transactions in which we engage.
The charges related to the above issuances of common stock are reflected as non-cash operating expenses in the consolidated statements of cash flows and are not required to be listed as a supplemental disclosure of non-cash financing activity. As such, we will omit this disclosure as a supplemental disclosure of non-cash financing activity in future filings.
Form 10-Q for the Quarterly Period Ended December 23, 2006
Notes to Consolidated Financial Statements, page 7
     Note 3. Stock-Based Compensation, page 8
2.	Please revise your future filings to remove the 2006 pro forma net income and related per share disclosures and to only include the pro forma disclosures required under paragraph 45 of SFAS 123 for those prior periods during which awards were accounted for under the intrinsic value method pursuant to APB 25. Refer to the guidance in paragraph 84 of SFAS 123(R).
In future filings, we will provide the required disclosures, as requested.
Form 8-K dated January 17, 2007
     Exhibit 99.1
3.	We note that you present certain non-GAAP measures, including but not limited to, operating income and net income excluding the recognition of the deferred gain related to the TPG operating unit. In future filings, when presenting non-GAAP measures, please provide all disclosures required by Regulation G.
In future filings, when presenting non-GAAP measures, we will provide all disclosures required by Regulation G. In addition, where applicable, we will be sure to include the disclosures required by Item 10(e) of Regulation S-K (Use of Non-GAAP Financial Measures in Commission Filings).

Further, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter, please contact me at (585) 352-7777 ext. 236.
Sincerely,
/s/ John J. Zimmer
John J. Zimmer
Vice President — Finance, Chief Financial Officer

cc:	Jim Jenkins, Harter, Secrest & Emery LLP Larry Hochman, BDO Seidman, LLP